Exhibit 99.1

Beijing Tourism Group Selects e-Future as Centralized Purchasing and Visual Process Management System Provider

BEIJING, Oct. 3 /Xinhua-PRNewswire/—e-Future Information Technology Inc. (EFUT), a leading front supply chain management software and service company in China, today announced that Beijing Tourism Group (“BTG” or the “Group”), one of China’s largest tourism groups, has licensed e-Future ONE VPM (Visual Process Management) Solution to centralize purchasing and optimize business processes of its selected business segments.

As a large Beijing-based tourism service, BTG is a collection of the greatest number of famous brands in China and is seeing a gradual expansion in terms of the size of its business and operations as well as its influence. The Group has established six major business segments: Hotels, Scenic Spots, Shopping, Dining and Cuisines, Automobile Services, and Travel & Tours. The top 10 brands of the Group, namely BTG JianGuo Hotels & Resorts and Home Inn in the hotel segment, Beijing New Yansha Group and Antique City Group in the shopping segment, China Comfort Travel and BTG International Travel & Tours in the tourism segment, QuanJuDe Group and DongLaiShun Group in the dining and cuisines segment, Shou Qi in the automobile service segment and Beijing Capital Tourism in the scenic spot management segment are to lead numerous secondary brands and brand extensions from their 10 major brands.

“Within the next three to five years, the Group expects to create another peak of sales and profits by utilizing consolidated group resources and information sharing to achieve a low purchasing cost and high operating return,” said Mr. Fengqi Han, Chief Accountant of BTG. “e-Future will help us to build a centralized purchasing and visual process management web-based platform to achieve our important goals by tracking, monitoring and optimizing order business processes. We believe e-Future ONE VPM solution will improve our profitability and improve our supply chain of the Group and its subordinate groups with our suppliers.”

“In the past few years, we have established a strong relationship with New Yansha Group (‘Yansha’), which develops landmark tourism retail enterprises in Beijing. Now it is a great honor for us to join hands with BTG, Yansha’s holding group parent, and further deepen our cooperation with BTG and its respected businesses,” comments Mr. Adam Yan, Chairman and chief executive officer of e-Future. “In 2005, e-Future together with IBM Innovation Retail Lab successfully deployed the e-Future ONE Blue SCM solution for Yansha, which was the world’s first IBM innovation and joint pilot program. This program, which helps Yansha to realize visualized supply chain and settlement management with more than 1,800 suppliers, laid a solid foundation for e-Future ONE VPM system. In addition, by the end of August 2007, e-Future ONE VPM also achieved its best practice with Sino Rubber Electronic Exchange Co., Ltd., which is China’s biggest professional natural rubber exchange and accounts for 25% of China’s local natural rubber production.”

About Beijing Tourism Group

Beijing Tourism Group (“BTG” or the “Group”) is one of China’s largest tourism groups, a modern enterprise with tourism as the main operation and simultaneously engaged in hotels, travel services, automobiles, shopping, dining and cuisines, MICE, entertainment and scenic spots business. Since BTG was founded, it has moved actively to accelerate its business process rebuilding, further improved the industrial chain connecting the six major elements of tourism including “dining and cuisines, accommodation, transporting, touring, shopping and entertainment,” introduced in a brand-new business concept, brought into full play the effect of gathered famous brands to enhance networked management, and integrated the eight business segments of hotels, travel services, dining and cuisines, automobile services and tourism commerce to realize interaction among them.

Under BTG are many widely known businesses, including BTG Jianguo Hotel Management Co., Ltd., one of China’s most famous hotel management companies; BTG Co., Ltd., a listed company held by BTG that has performed excellently in the tourism industry; two fully qualified large travel services held by BTG, namely China Comfort Travel Co., BTG International Travel & Tours; BTG Taxi Company held by BTG, one of China’s largest tourism automobile service companies; and Beijing Exhibition Center subordinated to BTG, one of the earliest large multifunctional exhibition halls in Beijing.

For more information about BTG, please visit http://www.btg.com.cn/english/introduction/index.asp, English channel.

About e-Future Information Technology Inc.

e-Future is a leading software and service provider in China’s front-end supply chain market from manufacturers to consumers, especially in retail and Fast Moving Consumer Goods (“FMCG”) market for manufacturers, distributors, wholesalers, logistics companies and retailers. e-Future’s clients are centered in the retail, automotive, general household appliance and consumer goods industries.

We are now serving more than 800 clients, including over 500 retailers and over 200 distributors and Fortune 500 companies that do business in China including Procter & Gamble, Johnson & Johnson, Kimberly-Clark, the Chang’an Motors and Ford Motors joint venture, B&Q- Kingfisher China, GUCCI China, Aeon-JUSCO China, PARKSON China, SOGO China and Mickey’s Space stores (Disney franchises). Leading local companies include Belle, Lianhua, Suning, Wuhan Zhongbai, Wushang Group, Bubugao, Yonghui and China Duty-Free Stores.

Moreover, e-Future is also one of the IBM premier business partners in Asia Pacific as well as the partners of SAP, Oracle, Microsoft, JDA and Motorola. The Company has 20 branch offices in 31 provinces in China with over 600 employees including 250 consultants and service professionals and 270 programmers for software research and development and customization.

Forward-Looking Statements

This announcement contains statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. We caution investors that any forward-looking statements presented in this report, or which management may make orally or in writing from time to time, are based on beliefs and assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,”

“might,” “plan,” “project,” “result,” “should,” “will” and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected by the forward-looking statements. We caution you that while forward-looking statements reflect our good-faith beliefs when we make them, they are not guarantees of future performance and are affected by actual events when they occur after we make such statements. Accordingly, investors should use caution in relying on forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•	general risks affecting the Chinese retail industry;

•	failure to effectively manage our growth and expansion or to integrate acquisitions and developments successfully;

•	risks and uncertainties affecting software development;

•	risks associated with downturns in the Chinese national and local economies;

•	risks associated with our dependence on key personnel whose continued service is not guaranteed; and

•	the other risk factors identified in our most recently filed Annual Report on Form 20-F, including those described under the caption “Risk Factors.”

The risks set forth above are not exhaustive. Other sections of this report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can it assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward- looking statements as a prediction of actual results. Investors should also refer to our most recent Annual Report on Form 20-F for future periods and reports on Form 6-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Forms 6-K or otherwise, for a discussion of risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements. We expressly disclaim any responsibility to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events, or otherwise, and you should not rely upon these forward-looking statements after the date of this report.

For more information about e-Future, please visit http://www.e-future.com.cn, English channel.

CONTACT: Johnson Li of eFuture Information Tech Inc., +86-10-5165-0988, or lijunfeng@e-future.com.cn

Web site: http://www.btg.com.cn/english/introduction/index.asp/http://www.e-future.com.cn/